UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons

Blue Focus International Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

Hong Kong
	5	Sole Voting Power

Number of Shares Beneficially Owned by Each Reporting Person With:		0
	6	Shared Voting Power

2,454,088 ordinary shares. See Item 4.
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

2,454,088 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,454,088 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)

8.6%. See Item 4.
12	Type of Reporting Person

CO

1	Names of Reporting Persons

BlueFocus Intelligent Communication Group Co., Ltd.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

People’s Republic of China
	5	Sole Voting Power

Number of Shares Beneficially Owned by Each Reporting Person With:		0
	6	Shared Voting Power

2,454,088 ordinary shares. See Item 4.
	7	Sole Dispositive Power

0
	8	Shared Dispositive Power

2,454,088 ordinary shares. See Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,454,088 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)

8.6%. See Item 4.
12	Type of Reporting Person

CO

Item 1(a).	Name of Issuer:

iClick Interactive Asia Group Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15/F, Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R.

Item 2(a).	Name of Person Filing:

Blue Focus International Limited

BlueFocus Intelligent Communication Group Co., Ltd.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Blue Focus International Limited

Unit 07, 19th Floor, Kodak House II, 39 Healthy Street East, North Point, Hong Kong

BlueFocus Intelligent Communication Group Co., Ltd.

Bldg. C9-C Universal Creative Park, 9 Jiuxianqiao North Rd, Chaoyang District, Beijing 100015, China

Item 2(c).	Citizenship:

Blue Focus International Limited — Hong Kong S.A.R.

BlueFocus Intelligent Communication Group Co., Ltd. — People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”)

Item 2(e).	CUSIP No.:

G47048 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2019:

Reporting Person:	Amount Beneficially Owned:		Percent of Class:(1)	Sole Power to Vote or Direct the Vote:	Shared Power to Vote or to Direct the Vote:		S Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:
Blue Focus International Limited	2,454,088	(2)	8.6%	0	2,454,088	(2)	0	2,454,088	(2)
BlueFocus Intelligent Communication Group Co., Ltd.	2,454,088	(2)	8.6%	0	2,454,088	(2)	0	2,454,088	(2)

(1)

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 28,584,491 ordinary shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, outstanding as of September 30, 2019, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019

(2)	2,454,088 Class A Ordinary Shares held by Blue Focus International Limited, which is wholly owned by BlueFocus Intelligent Communication Group Co., Ltd..

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 13 February 2020

Blue Focus International Limited	By:	/s/ Jian Xiong
	Name:	Jian Xiong
	Title:	Director

BlueFocus Intelligent Communication Group Co., Ltd.	By:	/s/ Jian Xiong
	Name:	Jian Xiong
	Title:	Vice Chairman and Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement